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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                     33-67532
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                                                                 ---------------
                                                                   CUSIP NUMBER

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(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X]  Form 10-Q [ ] Form N-SAR

         For Period Ended:     January 31, 2002
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I -- Registrant Information

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         Full Name of Registrant           Sheffield Steel Corporation
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         Former Name if Applicable
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         Address of Principal Executive Office (Street and Number)

                                                      220 North Jefferson Street
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         City, State and Zip Code       Sand Springs, OK 74063
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Part II -- Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III -- Narrative

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     As previously reported on December 7, 2001, Sheffield Steel Corporation and its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The Registrant has been engaged in providing substantial data and support to its reorganization efforts, including negotiating proposed debtor in possession financing. The Registrant has been unable, without unreasonable expense or effort, to simultaneously compile the information necessary to complete this filing within the prescribed time period. The Registrant intends to complete the filing as soon as possible. As of March 11, 2002, we have not received court authority to retain our public auditors or securities counsel.

     The Registrant expects to report in its Form 10-Q that its fiscal quarter and year to date results were affected by several significant factors including:
(i) weaker demand for steel products; (ii) pricing decreases and (iii) sales for the nine months ended January 31, 2002 were $108.1 million in comparison to the same period on the prior year of $120.7 million. Income from operations for the nine months ended January 31, 2002 was $(3.0) million in comparison to the same period last year of $1.1 million. Shipments and income from operations decreased in comparison to prior period due to weaker demand for steel products and the continuing influx of steel prices.

This relates to IV 3 below


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Part IV -- Other Information

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          (1)  Name and telephone number of person to contact in regard to this notification.

                     Stephen R. Johnson    (918)        245-1335
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                          (Name)        (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes     [ ] No
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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes     [ ] No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See above.

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                           Sheffield Steel Corporation
                           ---------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 15, 2002            By:  /s/  Stephen R. Johnson
                                      ---------------------------------------
                                      Name:  Stephen R. Johnson
                                      Title: Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(c) of this chapter).

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